

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 14, 2016

Gene Nelson
President and Chief Executive Officer
All Soft Gels, Inc.
3904 West 3930 South
Salt Lake City, UT 84128

>   **Re: All Soft Gels, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed March 30, 2016**
>   **File No. 333-209325**

Dear Mr. Nelson:

We have reviewed your registration statement and your response to our comments and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to comment 2. Please revise your disclosure to clarify that the NSF and NPA are non-government third parties. Clarify that the SGTI's GMP Sport for certification applies to their products, as opposed to your products that they manufacture for you. You may state that your ingredients are not on any banned substance lists but you cannot imply that your product has received certification based on the manufacturer's certification.

Exhibits

2.   Please provide an updated consent from your independent accountant in your next pre-effective amendment.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Keith N. Hamilton, Esq.